United States securities and exchange commission logo





                              August 24, 2022

       Patrick O'Donnell
       Interim Chief Financial Officer
       TreeHouse Foods, Inc.
       2021 Spring Road, Suite 600
       Oak Brook, IL 60523

                                                        Re: TreeHouse Foods,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 15,
2022
                                                            File No. 001-32504

       Dear Mr. O'Donnell:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       General

   1. We note that you provided more expansive disclosure in your 2021 Environmental, Social and Governance (ESG)
Report and on your website than you provided in your SEC
                                                        filings. Please advise
us what consideration you gave to providing the same type of climate-related
disclosure in your SEC filings as you provided in your 2021 ESG Report and on your website.
       Risk Factors, page 11

   2. Disclose any material litigation risks related to climate change and explain the potential impact to the company.
 Patrick O'Donnell
FirstName
TreeHouse LastNamePatrick O'Donnell
            Foods, Inc.
Comapany
August  24, NameTreeHouse
            2022          Foods, Inc.
August
Page  2 24, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
23

3. It appears you have identified climate-related projects in your 2021 ESG Report. Tell us how you considered providing disclosure regarding past capital expenditures for climate-
         related projects. Include quantitative information for the periods covered by your Form
         10-K as part of your response. In addition, the disclosure on page 36 of your Form 10-K regarding capital expenditures for 2022 related to climate-related projects states that the
         amounts    are not expected to be material individually or in the
aggregate.    Please
         quantify for us the amount budgeted for 2022 and for future periods.
4. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
             decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
             increased demand for goods that result in lower emissions than competing products;
             increased competition to develop innovative new products that result in lower emissions;
             any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions; and
             potential climate-related opportunities, such as the development of new products and services and the use of lower-emission sources of energy.
5. We note your disclosure regarding the potential physical effects of climate change on pages 13 and 18. Please further discuss the physical effects of climate change on your operations and results, such as weather-related damages to your property or operations, and weather-related impacts on the cost or availability of insurance. Include quantitative information with your response for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods. In addition, please tell us how you considered disclosing the potential for indirect weather-related impacts that have affected or may affect your major customers.
6.       We note your disclosure on page 19 regarding the costs of compliance with legal
         requirements related to climate change. Tell us about and quantify any compliance costs related to climate change for the last three fiscal years and explain whether increased amounts are expected to be incurred in future periods.
7. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.
         Provide us with quantitative information regarding your purchase or sale of carbon credits or offsets during the last three fiscal years and amounts budgeted for future periods.
 Patrick O'Donnell
FirstName
TreeHouse LastNamePatrick O'Donnell
            Foods, Inc.
Comapany
August  24, NameTreeHouse
            2022          Foods, Inc.
August
Page  3 24, 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Fullem at (202) 551-8337 or Jennifer Angelini at 202-551-3047
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing